UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 3)*

                Florida Rock Industries, Inc.

                      (Name of Issuer)

                        Common Stock

               (Title of Class of Securities)


                         341140 10 1
                       (CUSIP Number)

                      December 31, 2004

   (Date of Event Which Requires Filing of this Statement)

                     Daniel B. Nunn, Jr.
                      McGuireWoods LLP
                    50 North Laura Street
                         Suite 3300
                Jacksonville, Florida  32202
                       (904) 798-2654

 (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        SCHEDULE 13G


------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Baker Holdings, L.P.
   FEIN:  59-2560711

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                    (b)[_]

------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              0
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  7,433,387
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             7,433,387
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   7,433,387
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    17.1%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    PN
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
------------------------------------------------
1  NAME OF REPORTING PERSON
   Baker Investment Holdings, Inc.
   FEIN:  51-0395727

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                    (b)[_]

------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              0
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  7,433,387
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             7,433,387
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   7,433,387
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    17.1%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                    (b)[_]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              265,217
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  7,685,979
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                        370,977
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             7,685,979
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   8,369,143
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ X ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    19.3%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 341140 10 1
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   John D. Baker II
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
[X]
                                                  (b) [_]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------
                         5  SOLE VOTING POWER
                             1,906,914
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  7,684,683
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                        1,924,680
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             7,684,683
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   9,921,550
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [X]

------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    22.9%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN



Item 1.

     (a)  The name of the Issuer is Florida Rock Industries,
Inc.

     (b) The Issuer's principal executive offices are located at 155 East 21st Street, Jacksonville, Florida
32206.

Item 2.

     (a) This Amendment No. 3 to Schedule 13G is filed on behalf of Baker Holdings, L.P., a Delaware limited partnership (the "Partnership"), Baker Investment Holdings, Inc., a Delaware corporation and the general partner of the Partnership (the "General Partner"), and Edward L. Baker and John D. Baker II, individually (collectively, the "Reporting Persons").

     (b) The principal executive offices of the Partnership and the General Partner are located at 103 Foulk Road, Suite
202, Wilmington, Delaware  19803.

          The principal business address for the two individual Reporting Persons, Edward L. Baker and John D.
Baker II, is 155 East 21st Street, Jacksonville, Florida
32206.

     (c) The Partnership was originally organized as a Florida limited partnership but was converted into a Delaware limited partnership on December 23, 1999. The General Partner was organized in December 1999 as a Delaware corporation to serve as the new general partner of the Partnership. The individual Reporting Persons are brothers and are citizens of the United States.

     (d) This Amendment No. 3 to Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

     (e)  The CUSIP number of the common stock is 341140 10
1.

Item 3.

     Not applicable

Item 4.

     (a)  Amount beneficially owned:*

          1)   Baker Holdings, L.P.:              7,433,387

          2)   Baker Investment Holdings, Inc.:   7,433,387

          3)   Edward L. Baker:                   8,369,143

          4)   John D. Baker II:                  9,921,550

          Total:                                  10,857,306 shares

     (b)  Percent of class:*

          1)   Baker Holdings, L.P.:                   17.1%

          2)   Baker Investment Holdings, Inc.:        17.1%

          3)   Edward L. Baker:                        19.3%

          4)   John D. Baker II:                       22.9%

          Total:                                       25.0%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:*

               1)   Baker Holdings, L.P.:              0

               2)   Baker Investment Holdings, Inc.:   0

               3)   Edward L. Baker:              265,217

               4)   John D. Baker II:             1,906,914

               Total:                             2,172,131

          (ii) Shared power to vote or to direct the vote:*

               1)   Baker Holdings, L.P.:               7,433,387

               2)   Baker Investment Holdings, Inc.:    7,433,387

               3)   Edward L. Baker:                    7,685,979

               4)   John D. Baker II:                   7,684,683

               Total:                                   7,687,275

          (iii)     Sole power to dispose or to direct the
disposition of:*

               1)   Baker Holdings, L.P.:              0

               2)   Baker Investment Holdings, Inc.:   0

               3)   Edward L. Baker:              370,977

               4)   John D. Baker II:             1,924,680

               Total:                             2,295,657

          (iv) Shared power to dispose or to direct the disposition of:*

               1)   Baker Holdings, L.P.:            7,433,387

               2)   Baker Investment Holdings, Inc.: 7,433,387

               3)   Edward L. Baker:                 7,685,979

               4)   John D. Baker II:                7,684,683

               Total:                                7,687,275

     In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding and disposing of the Issuer's securities. Pursuant to Rule 13d-5(b)(i), the shares beneficially owned by each partner may therefore be deemed to be beneficially owned by the Partnership and by virtue of their status as partners of the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and the General Partner and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned by the other individual Reporting Persons.

     *Edward L. Baker has sole voting and dispositive powers with respect to 247,243 shares he holds as trustee for the minor children of John D. Baker II (which shares are excluded from the beneficial ownership calculation for John
D. Baker II). Pursuant to Rule 13d-4, Mr. Baker disclaims beneficial ownership of the shares under such trust. Edward
L. Baker has sole voting and dispositive ownership over 40,716 shares he holds directly (including shares held in the Issuer's Employee Stock Purchase Plan) and over 224,501 shares held by the Edward L. Baker Living Trust.

     Edward L. Baker and John D. Baker II have shared voting and shared dispositive powers with respect to 3,888 shares held by STABANCO, as nominee of SunTrust Bank, in a fiduciary account with respect to which Edward L. Baker has a pecuniary interest in 1,296 shares, and a person other than Edward L. Baker or John D. Baker II has a pecuniary interest in 1,296 shares. Accordingly, Edward L. Baker has shared voting and dispositive powers with respect to 2,592 shares out of the 3,888 shares held by STABANCO.

     7,433,387 shares (approximately 17.1% of the Issuer's total number of shares outstanding) are directly owned by the Partnership. The General Partner and the Partnership have shared voting and dispositive power with respect to such shares. 250,000 shares are owned by the Cynthia L. Baker Trust U/A/D April 30, 1965, of which Edward L. Baker and John D. Baker II are income beneficiaries and trustees. Edward L. Baker and John D. Baker II are directors and shareholders of the General Partner and income beneficiaries and trustees of the Cynthia L. Baker Trust and, accordingly, may be deemed to be the beneficial owner of such shares. They disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

     Edward L. Baker has sole dispositive power but no voting power over 105,760 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer.

     Pursuant to Rule 13d-3(d), Edward L. Baker is deemed to be the beneficial owner of 312,187 shares held under options which are exercisable within 60 days of December 31, 2004.

     Edward L. Baker may be deemed to be the beneficial owner of 9,069 shares directly owned by his wife. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

     John D. Baker II has sole voting and dispositive power with respect to the 1,906,914 shares in the John D. Baker II Living Trust. John D. Baker II has sole dispositive power but no dispositive power with respect to 17,766 shares held for his account pursuant to a Profit Sharing and Deferred Earnings Plan established by the Issuer.

     John D. Baker II may be deemed to be the beneficial owner of 81,000 shares held by Regency Square II, a Florida general partnership. Trust B under the will of Martin E.
Stein, deceased, is a partner in the Partnership.  John D.
Baker II is a co-trustee of the Trust B, and as such, has a one-third shared voting and dispositive power as to the Trust B. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

     John D. Baker II and Edward L. Baker have shared voting and shared dispositive powers with respect to 3,888 shares held by STABANCO, as nominee of SunTrust Bank, in a fiduciary account with respect to which John D. Baker II has a pecuniary interest in 1,296 shares. Accordingly, John D. Baker II has shared voting and dispositive powers with respect to 1,296 shares out of the 3,888 shares held by STABANCO.

     Pursuant to Rule 13d-3(d), John D. Baker II is deemed to be the beneficial owner of 312,187 shares held under options which are exercisable within 60 days of December 31, 2004.

     John D. Baker II may be deemed to be the beneficial owner of 345,105 shares held by his wife's living trust and 353,295 shares held by various trusts for the benefit of his spouse and children. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                          SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  January 25, 2004

                          BAKER HOLDINGS, L.P.

                          By:  Baker Investment Holdings, Inc.


                          By: /s/ Darryl E. smith
                              --------------------------------
                              Darryl E. Smith, President


                          BAKER INVESTMENT HOLDINGS, INC.


                          By: /s/ Darryl E. Smith
                              _____________________________
                              Darryl E. Smith, President


                              /s/ Edward L. Baker
                              _____________________________
                              Edward L. Baker


                              /s/ John D. Baker II
                              ______________________________
                              John D. Baker II


                        EXHIBIT INDEX

Exhibit 1

     Identity of members of group.

Identity of members of group:

     Baker Holdings, L.P., a Delaware Limited Partnership
     Baker Investment Holdings, Inc., a Delaware corporation
     Edward L. Baker
     John D. Baker II